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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                               HIBERNIA FOODS PLC
                                (Name of Issuer)

                       ORDINARY SHARES, IRL .07 PAR VALUE
                         (Title of Class of Securities)

                                    428660104
                                 (CUSIP Number)

                               September 25, 1998
             (Date of Event Which Requires Filing of This Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         Rule 13d-1(b)
  x      Rule 13d-1(c)
         Rule 13d-1(d)

                               (Page 1 of 4 Pages)
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CUSIP NO.  428660104               13G        PAGE         2    OF    4    PAGES

----------- -----------------------------------------------------------------------------------------------
1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      BESTFOODS - 36-2385545

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2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a)[ ]

                                                                                   (b)[ ]

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3           SEC USE ONLY


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4           CITIZENSHIP OR PLACE OF ORGANIZATION
                                        State of Delaware

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NUMBER OF                  5    SOLE VOTING POWER
SHARES                                  550,000
BENEFICIALLY               6    SHARED VOTING POWER
OWNED BY                                None
EACH                       7    SOLE DISPOSITIVE POWER
REPORTING                               550,000
PERSON WITH                8    SHARED DISPOSITIVE POWER
                                        None
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  9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        550,000

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10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES                                                                    [ ]

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11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                        7.49%

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12          TYPE OF REPORTING PERSON
                                        CO

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
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Item 1(a).        Name of Issuer.

         This statement relates to the ordinary shares, IRL .07, of Hibernia Foods Plc ("Hibernia"), that may be transferred into American Depositary Shares for conversion into American Depositary Receipts.

Item 1(b).        Address of Issuer's Principal Executive Offices.

         The principal executive offices of Hibernia are located at 68 Merrion Square, Dublin 2, Ireland.

Item 2(a).        Name of Person Filing.

         This statement is being filed by Bestfoods.

Item 2(b).        Address of Principal Business Office.

         Bestfoods' principal offices are located at 700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632.

Item 2(c).        Citizenship.

         State of Delaware

Item 2(d).        Title of Class of Securities.

         Ordinary shares convertible into American Depositary Receipts

Item 2(e).        CUSIP Number.

         428660104

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or
         (c), Check Appropriate Box.

         This statement is not being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c).

Item 4.  Ownership.

         (a)      Amount beneficially owned:550,000

         (b)      Percent of class: 7.49%

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote - 550,000

                  (ii)     Shared power to vote or to direct the vote - None


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                  (iii)    Sole power to dispose or to direct the disposition of
                           - 550,000

                  (iv) Shared power to dispose or to direct the disposition of - None

Item 5.  Ownership of Five Percent or Less of a Class.

         This statement is not being filed to report the fact that the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable

Item 9.  Notice of Dissolution of Group.

         Not Applicable

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Date:    September 25, 1998


                                   By:  /s/ Hanes A. Heller
                                        ----------------------------------------
                                        Hanes A. Heller
                                        Vice President, General Counsel and
                                        Secretary


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